

September 18, 2014

Via E-mail
Mr. Peter H. D'Arrigo
Chief Financial Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, IL 60601

      Re: Envestnet, Inc.
             Form 10-K for the Year Ended December 31, 2013
             Filed March 17, 2014
             File No. 1-34835

Dear Mr. D'Arrigo:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements, page 48

Notes to Consolidated Financial Statements, page 53

Note 3. Business Acquisitions, page 58

1. We note your acquisition of Wealth Management Solutions during 2013 and your recent announcement of the expected acquisition of Placemark Holdings in the second half of 2014. Particularly for your acquisitions that qualify as significant under Rule 3-05 of Regulation S-X, please ensure that you provide robust disclosures to satisfy the requirements of ASC 805. For example, please better describe how you expect to generate more revenue or incur less expense than the previous owners rather than simply stating you expect synergistic benefits, and please better describe the basis for any contingent consideration rather than simply stating it is based on performance targets.

We believe these enhanced disclosures will better assist your investors in understanding how you determined the purchase price for your acquisitions and in determining likely changes to that purchase price subsequent to the acquisition closing date.

Note 10. Income Taxes, page 67

2. We note that your foreign income before income tax provision was $1,638,000 for the current fiscal year, which is a significant increase from $366,000 in the prior fiscal year. Please tell us why this amount increased and how you considered discussing this in your results of operation in MD&A so that an investor may gain insight to trends in your foreign operations. Additionally, please disclose revenues attributed to your county of domicile and amounts attributed to all foreign countries or tell us why you believe such disclosure is unnecessary. Refer to ASC 280-10-50-41(a).

Item 9A. Controls and Procedures, page 79

Management's Report on Internal Control Over Financial Reporting, page 79

3. Please provide your assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective. The evaluation included in the last paragraph on page 79 concludes that your "disclosure controls and procedures were effective" rather than your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

4. Please include a statement that your registered public accounting firm audited the financial statements included in the annual report and has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

5. Please disclose whether there was any change in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In this regard, we note that your Form 10-Q for the period ended September 30, 2013 disclosed that you identified a material weakness in your internal control over financial reporting as of September 30, 2013. If the disclosure in this Form 10-K was intended to indicate that your internal control over financial reporting was effective as of December 31, 2013, you must have had material changes to your internal control financial reporting in the quarter ended December 31, 2013 to remediate that material weakness. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief